Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of Transaction, Provides 2020 Guidance and Business Update

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information see "Non-GAAP Measures" herein.

CALGARY, Dec. 16, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce it has completed its previously announced acquisition of Kinder Morgan Canada Limited ("KML") (the "Corporate Acquisition") and the U.S. portion of the Cochin Pipeline system (the "Cochin US Acquisition" and together with the Corporate Acquisition, the "Kinder Morgan Transaction"). The Company is further pleased to affirm its previously announced dividend increase, announce its 2020 financial guidance and provide an end-of-year business update.

Closing of the Kinder Morgan Transaction

"We are pleased to have closed the highly strategic Kinder Morgan Transaction earlier than originally expected, which will allow us to realize a full year of contribution from these assets in 2020. The newly acquired assets provide enhanced integration within our existing franchise, entrance into exciting new businesses and clear visibility to creating long-term value for our shareholders," said Mick Dilger, Pembina's President and Chief Executive Officer. "Our teams will now focus on completing the integration activities and pursuing the $100 million of additional run-rate adjusted EBITDA we expect to realize over the coming years," added Mr. Dilger.

The Corporate Acquisition was completed pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which KML acquired all of the issued and outstanding class B limited partnership units of Kinder Morgan Canada Limited Partnership ("Class B Units"), Pembina acquired all of the issued and outstanding special voting shares of KML ("KML Special Voting Shares") and PKM Canada Limited ("Pembina SubCo"), a wholly-owned subsidiary of Pembina, amalgamated with KML and continued under the name "PKM Canada Limited" ("Amalco"). Pursuant to such amalgamation, each restricted voting share of KML ("KML Restricted Voting Shares") was cancelled, each cumulative redeemable minimum rate reset preferred share, series 1 of KML ("KML Series 1 Shares") was cancelled, each cumulative redeemable minimum rate reset preferred share, series 3 of KML ("KML Series 3 Shares") was cancelled, each KML Special Voting Share was cancelled and each common share of Pembina SubCo was converted into one common share of Amalco. Pursuant to the Arrangement:

(a)  holders of KML Restricted Voting Shares, for each KML Restricted Voting Share held, received 0.3068 of a common share of Pembina (a "Pembina Common Share");

(b)  holders of KML Special Voting Shares, and associated Class B Units received: (i) for each KML Special Voting Share held, a cash payment of $0.000001; and (ii) for each associated Class B Unit held, 0.3068 of a Pembina Common Share;

(c)  holders of KML Series 1 Shares, for each KML Series 1 Share held, received one cumulative redeemable rate reset class A preferred share, series 23 of Pembina (PPL.PF.C) ("PPL Series 23 Shares") with substantially the same terms and conditions as the KML Series 1 Shares; and

(d)  holders of KML Series 3 Shares, for each KML Series 3 Share held, received one cumulative redeemable rate reset class A preferred share, series 25 of Pembina (PPL.PF.E) ("PPL Series 25 Shares") with substantially the same terms and conditions as the KML Series 3 Shares.

Following completion of the Arrangement, Pembina is the owner of all of the issued and outstanding securities of Amalco. The Arrangement was approved by the holders of KML Restricted Voting Shares and KML Special Voting Shares, voting together as a single class, and the holders of KML Series 1 Shares and KML Series 3 Shares, voting together as a single class, at special meetings held on December 10, 2019 and by the Court of Queen's Bench of Alberta on December 10, 2019. Immediately before the Arrangement, Pembina did not own or control any KML Restricted Voting Shares, KML Special Voting Shares, Class B Units, KML Series 1 Shares, KML Series 3 Shares or common shares of Amalco.

Dividends on the PPL Series 23 Shares and the PPL Series 25 Shares will continue to be paid on the 15th day of February, May, August and November in each year if, as and when declared by the board of directors of Pembina. Former holders of KML Series 1 Shares receiving PPL Series 23 Shares will receive a full quarterly dividend of $0.328125 on February 15, 2020, when declared, and former holders of KML Series 3 Shares receiving PPL Series 25 Shares will receive a full quarterly dividend of $0.3250 on February 15, 2020, when declared. The KML Restricted Voting Shares, the KML Series 1 Shares and the KML Series 3 Shares will be delisted from the TSX within a few trading days following closing of the Kinder Morgan Transaction.

Pembina assumed KML's $500 million existing revolving credit facility and converted it to a non-revolving term loan (the "Term Loan"). The Term Loan has an initial maturity date of August 31, 2022 and is pre-payable at the Company's option without penalty.

Concurrent with the completion of the Arrangement, the Cochin US Acquisition was completed by a wholly-owned subsidiary of Pembina for cash consideration of approximately $2.05 billion and was funded through Pembina's existing unsecured credit facility.

Common Share Dividend and Timing of Dividend Increase

Pembina pays cash dividends on its common shares on a monthly basis to holders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the board of directors of Pembina.

Former holders of KML Restricted Voting Shares and Class B Units receiving Pembina Common Shares that continue to be a shareholder of record on December 31, 2019 will be eligible to receive the previously declared dividend of $0.20 per Pembina Common Share, payable, subject to applicable law, on January 15, 2020.

As previously announced, Pembina's board of directors approved a $0.01 per common share increase to its monthly common share dividend rate, to $0.21 per common share, subject to closing of the Kinder Morgan Transaction. The first dividend under which the increase will take effect is expected to be declared in early January 2020, and payable on or about February 15, 2020.

2020 Guidance

Based on the Company's expectations and outlook for 2020, Pembina is anticipating annual adjusted EBITDA of $3.25 – $3.55 billion. 2020 guidance reflects the closing of the Kinder Morgan Transaction, the $440 million of new projects recently placed into service including Duvernay II, Wapiti Condensate Lateral, and NEBC Montney Infrastructure. In addition, Pembina expects to place into service an additional $1.1 billion of projects during 2020.

In 2020, the Pipelines Division will benefit from higher revenue volumes on the Peace Pipeline System from new projects, including Phase VI, NEBC Montney Infrastructure, the Wapiti Lateral, as well as increased volumes at existing locations. The Pipelines Division will also benefit in 2020 from the contribution of the Cochin Pipeline and Edmonton Terminals acquired as part of the Kinder Morgan Transaction.

The Facilities Division is expected to benefit from a full year of operations at Duvernay II and the Redwater Co-generation Facility, as well as the start-up of projects including Duvernay Sour Treatment Facilities, Prince Rupert Export Terminal and Empress Fractionation. 2020 guidance also reflects the contribution from the acquisition of Vancouver Wharves. These factors are expected to be partially offset by lower revenues at select dry gas facilities.

The outlook for the Marketing & New Ventures Division is based on an expectation of lower year-over-year crude oil marketing revenue, and narrower NGL frac spreads driven by lower NGL prices, partially offset by Pembina's hedging program. The Company has hedged approximately 50 percent of its 2020 frac spread exposure, excluding Aux Sable, with these hedges having been systematically entered into throughout 2019.

Pembina's 2020 Guidance may be directly impacted by certain commodity prices and foreign exchange rates, including the impact of Pembina's hedging program as follows:

Key Variable	Impact on Adjusted EBITDA ($ millions)

AECO ± $0.50 CAD/GJ	± 18
Propane ± $0.10 USD/usg	± 25
FX ± $0.05 USD/CAD	± 31

2020 Capital Expenditures

Pembina's 2020 capital program is expected to be allocated as follows:

($ millions)	2020 Budget (1)
Pipelines Division	$1,300
Facilities Division	$400
Marketing & New Ventures Division	$50
Corporate	$25
Contributions to Equity Accounted Investments & Advances to Related Parties	$525
Total Capital Expenditures, Contributions & Advances to Related Parties	$2,300
(1) Capital budget shown in Canadian dollars based on a forecasted average U.S. foreign exchange rate of 0.76.

Pembina's Pipelines Division capital expenditures will be primarily focused on advancing the development of the Peace Pipeline System including the Phase VI, VII, VIII and IX expansions.

Investment in the Facilities Division will be focused on the Duvernay III, Prince Rupert Terminal, Prince Rupert Terminal Expansion, Empress Fractionation, and Empress Co-generation projects.

The Marketing and New Ventures Division spending will be focused on ongoing regulatory and permitting requirements related to Jordan Cove and advancing Pembina's remaining portfolio of unsecured development opportunities.

Contributions to Equity Accounted Investments & Advances to Related Parties relate to funding previously announced projects within our joint venture entities, the majority of which relate to the integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility").

"One of our highest priorities is prudent and disciplined capital allocation. We invest in strong franchises, with significant contractual underpinning and good counterparties – all ingredients to delivering consistent, industry leading returns. Further, we continue to execute Pembina's strategy within our financial guardrails," stated Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer. "It takes commitment and discipline, but Pembina and its stakeholders have been rewarded and we intend to maintain our approach moving forward," noted Mr. Burrows.

Business Update

Pembina continues to be squarely focused on delivering transportation and midstream services that enable our customers to reach the best possible markets for their products at a competitive cost, thus enhancing their netbacks. Collectively, the following developments support the ongoing build-out of our integrated value chain and highlight Pembina's unique capability to quickly and cost-effectively add up to 300,000 barrels per day ("bpd") of incremental Peace Pipeline System capacity:

  Renewal of Peace Pipeline System Phase I & II contracts and additional firm service contracts;
  Peace Pipeline System expansions, optimization and capacity potential;
  Incremental fractionation facilities;
  Prince Rupert LPG Export Terminal expansion; and
  Ethane supply to support Alberta's Petrochemicals Diversification Program.

Pembina's liquids pipelines are now connected to all major export facilities and world-scale storage facilities in Alberta, including the 10 million barrels of storage acquired from Kinder Morgan. Further, through the acquisition of the Cochin Pipeline, Pembina has strengthened its capabilities and connectivity within its condensate business. In addition, Pembina's NGL pipeline systems are connected upstream to major Pembina and third-party gas processing facilities and downstream to all major NGL fractionation and storage facilities in the Fort Saskatchewan, Alberta area. This connectivity provides our customers with unparalleled flexibility in reaching their desired markets.

Renewal of Peace Pipeline System Phase I & II Contracts and Additional Firm Service Contracts

Pembina continues to progress the renewal of the legacy Peace Pipeline Phase I and II contracts, a portion of which were previously extended as part of the Phase III expansion. Pembina is engaged in ongoing discussions with customers and is highly confident that the majority of the remaining contracts nearing maturity will be renewed, or their firm capacity resold, given the tolls are substantially lower than current posted tolls. This will allow us to maintain Pembina's current earnings profile while providing exceptional value, flexibility and reliability for customers not available elsewhere.

Producer demand for Pembina's transportation services across the liquids-rich areas of the Western Canadian Sedimentary Basin ("WCSB") continues to grow. Since May 2019, Pembina has continued to secure firm service commitments on the Peace Pipeline System while extending many in the process. This continues Pembina's recent track record of systematically growing and extending the contracted revenue profile of these pipelines in response to customer demand and in lock step with our announced expansions. Firm volume commitments now will reach approximately 1.1 million bpd in 2022.

Peace Pipeline System Expansions, Optimization and Capacity Potential

Once the first stage of Phase IX is complete, Pembina will have 1.1 million bpd of market delivery capacity into Edmonton, Alberta across the Peace and Northern systems and will have completed its objective of achieving segregated liquids transportation service for ethane-plus, propane-plus, crude and condensate between Gordondale, Alberta and the Edmonton, Alberta area. Full product segregation is a significant accomplishment that will drive operational and capital efficiencies, strengthen Pembina's competitive advantage and ultimately benefit our customers. There are numerous advantages associated with product segregation including, most notably, the avoidance of product batching, which increases pipeline utilization, minimizes product interface and requires less operational storage. Finally, it also supports potential capacity increases through optimization and more efficient and ultimately cost-effective lateral connectivity to the pipeline, as well as optimal flexibility in future mainline expansions.

The elimination of batching and other hydraulic optimization initiatives, which Pembina refers to as Phase X, could create up to an incremental 100,000 bpd of capacity with minimal capital spending.

In addition, Pembina continues to have the ability, through a second stage of the Phase IX expansion, to add approximately 200,000 of capacity to its pipelines from Fox Creek, Alberta to Namao, Alberta through the addition of pump stations on these mainlines. Land for these additional pump stations has been acquired and all the upstream infrastructure required to access this capacity will be in place with the completion of the Peace Phase VI-IX expansions.

Incremental Fractionation Facilities

With the increasing amount of oil and condensate resource being developed along our pipeline systems and the anticipated startup of LNG Canada's Phase I liquified natural gas project on Canada's West Coast, Pembina continues to receive customer requests for incremental fractionation services for associated natural gas liquids.

Increasingly, we are observing customer demand for incremental natural gas liquid barrels, particularly from the Montney play, to move westward for export. Given this shift in WCSB product flows, Pembina is pursuing multiple developments in parallel, both within the existing Redwater fractionation complex as well as northeast British Columbia ("NEBC"), which will facilitate this movement and actively respond to producers' evolving needs.

Pembina currently has in excess of 1,500 acres at the Company's existing Redwater fractionation complex and has secured 540 acres in NEBC where Pembina is evaluating new fractionation facilities, based on the design of the RFS II and III facilities, and associated rail infrastructure. The Peace Pipeline provides location optionality to construct required NGL fractionation facilities in multiple locations to meet customer demand for services and provide maximum diversification to premium NGL markets, such as through Pembina's Prince Rupert Export Terminal and its expansion, or through value-added upgrading to polypropylene.

Prince Rupert LPG Export Terminal Expansion

Pembina continues to advance construction of its Prince Rupert LPG Export Terminal. The project is on track to provide customers with export service beginning in the second half of 2020.

The anticipated startup of this facility has generated significant interest from our customers and offtakers, and Pembina is pleased to announce an expansion of this terminal (the "Prince Rupert Terminal Expansion"), which will increase propane export capacity to approximately 40,000 bpd. The Prince Rupert Terminal Expansion is expected to cost approximately $175 million and has an anticipated in-service date in the first half of 2023, subject to regulatory and environmental approvals. The incremental capacity from the expansion will closely match the proposed NEBC fractionation facility's propane production and the in-service dates of the respective facilities would be closely aligned.

Ethane Supply to Support Alberta's Petrochemicals Diversification Program

Pembina's existing infrastructure ideally positions the Company to be a significant supplier of ethane to support the Government of Alberta's Petrochemicals Diversification Program. This program is designed to provide government support and incentives to build facilities that may include a world-scale ethane cracker in Alberta. Through the continued expansion and hydraulic optimization of the Peace Pipeline System, expansion and optimization efforts on the Alberta Ethane Gathering System, and the current capability of the Vantage, Northern and Brazeau systems, Pembina has concluded it can provide over 100,000 bpd of incremental, highly reliable, diversified, low-cost, ethane transportation to the Edmonton, Alberta area, much of which may be sourced from existing or future Pembina facilities. This opportunity aligns with our customers' needs and the Government of Alberta's goal to provide a made-in-Alberta petrochemical solution resulting in significant investment and long-term employment for thousands of Albertans.

Other important initiatives we are pursuing include:

  Alliance Pipeline expansion;
  PDH/PP Facility; and
  Jordan Cove LNG Project.

Alliance Pipeline Expansion

Alliance Pipeline ("Alliance") continues to pursue an expansion from the Bakken play in North Dakota to the Chicago area. Commercial discussions with customers are ongoing and Alliance believes there is an opportunity for a phased expansion of up to 400 million cubic feet per day with initial commercial support for an initial expansion of up to 100 million cubic feet per day. Due to current extensive flaring of natural gas in the Bakken, and increasingly stringent regulations in North Dakota restricting such flaring, Alliance believes it can provide a solution that will benefit customers and result in improved environmental performance.

PDH/PP Facility

Pembina continues to progress its PDH/PP Facility, which is under development through its joint venture entity, Canada Kuwait Petrochemical Corporation ("CKPC").

CKPC continues execution of the early works activities for the PDH/PP Facility in Alberta's Industrial Heartland, adjacent to Pembina's Redwater fractionation complex, located in Sturgeon County, Alberta. CKPC has obtained all environmental and regulatory approvals to construct and operate the PDH/PP Facility. All long-lead equipment to support mechanical completion has been ordered and we are progressing as expected with multiple parties to secure lump sum engineering and construction agreements with an objective of locking down two thirds of the project cost.

Jordan Cove LNG Project

On November 15, the Federal Energy Regulatory Commission ("FERC") released the Final Environmental Impact Statement ("FEIS") and recommended approval of the Jordan Cove LNG terminal and Pacific Gas Connector Pipeline. The FEIS is the result of FERC's comprehensive review process that began in September 2017 and includes complete and comprehensive environmental, safety and security reviews, developed with input from federal and state agencies, Tribes and many other stakeholders.

The FEIS issued by FERC represents the final step in the FERC environmental review process before an order is issued by the Commission, approving the project. Pembina looks forward to receiving our final certificate from FERC on February 13, 2020.

Engagement with the Oregon State regulatory authority continues. State permits remain a critical component of the regulatory process for Jordan Cove and are necessary to enable the commercial viability of the project and allow this investment to move forward.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's and Kinder Morgan Canada's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this press release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the anticipated benefits of the Kinder Morgan Transaction to Pembina securityholders and customers, including anticipated revenue synergies; future dividends, including the increase in amount thereof, which may be declared on Pembina's Common Shares and preferred shares and any future dividend payment date; the ongoing utilization and expansions of and additions to the combined company's business and asset base, growth and growth potential; realization of certain full year contributions; expectations regarding long-term value to shareholders; and expectations regarding the delisting of the KML Restricted Voting Shares, the KML Series 1 Shares and the KML Series 3 Shares; planning, construction, capital expenditure estimates, schedules, incremental volumes, in-service dates, contractual and fee arrangements, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's and its affiliates' pipeline and infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; anticipated future adjusted EBITDA; estimated current income tax expense; ongoing negotiations and discussions with customers for additional services; and expectations regarding synergies, operational efficiencies, and integration of growth and development projects with Pembina's existing business and asset base.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable circumstances continue to exist in respect of current operations and current and future growth projects (including the ability to finance operations and such projects on favorable terms); future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; future expected adjusted EBITDA and expected incremental adjusted EBITDA; prevailing commodity prices; margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction or other costs related to current growth projects or current operations; the ability of Pembina to successfully negotiate and complete final commercial agreements; that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support for joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing interest and tax rates.

Although Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, which may cause actual performance and financial results to differ materially from the results expressed or implied, including, but not limited to: the failure to realize the anticipated benefits or synergies of the Kinder Morgan Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the Company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and the ability to obtain required regulatory approvals; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina or its joint venture partners to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's and Kinder Morgan Canada's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com under respective company's profiles.

In respect of the forward-looking statements and information concerning future dividends or increased dividends on its common shares and preferred shares, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

The estimates of adjusted EBITDA set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future oriented financial information contained in this press release about prospective financial performance (including future expected adjusted EBITDA and expected incremental adjusted EBITDA), financial position or cash flows are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and to become available in the future. These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. These projections may also be considered to contain future-oriented financial information or a financial outlook. The actual results of Pembina's operations for any period will likely vary from the amounts set forth in these projections, and such variations may be material. See above for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlooks contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina and its management believe that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

In this news release, Pembina has used the term adjusted EBITDA, which is a non-GAAP measure. For more information about non-GAAP measures, see the" Non-GAAP Measures" section below. The information contained herein with respect to future adjusted EBITDA is to assist investors in understanding the Company's expected financial results, and this information may not be appropriate for other purposes.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Certain of the information in this press release is being issues under the early warning reporting provisions of applicable securities laws. An early warning report with additional information in respect of the foregoing matters will be filed and made available under the SEDAR profile of Amalco at www.sedar.com. To obtain a copy of the early warning report, you may also contact Chris Scherman, Vice President, General Counsel of Pembina at 403-231-7500. Pembina is organized under the Business Corporations Act (Alberta) and its head office is located at 4000, 585 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 and Amalco's head office is located at Suite 3000, 300 – 5th Avenue S.W., Calgary, Alberta T2P 5J2.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which does not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:17e 16-DEC-19